UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing ' Acquisition'

7 August  2008

PEARSON INCREASES STAKE IN NIGERIA'S LEADING EDUCATION PUBLISHER

Pearson, the international education and information company, today announces the acquisition of an additional 22% stake in Longman Nigeria, taking its ownership to a controlling 51% stake, subject to regulatory approval.

Longman Nigeria is a leading educational publisher in Nigeria, the largest country in Africa with a population of more than 140m (of which more than 35m are in full time education). Longman Nigeria has particular strength in English, maths and science, employs 235 people and has 10 branches and warehouses throughout the country. It had gross assets of £7.3m in 2007.

Pearson is the world's leading education publishing and services company, with 2007 sales of more than $3bn in North America and $1.9bn in other parts of the world. The acquisition allows Pearson to play an active role in the fast growing Nigerian education market, combining Longman Nigeria's experienced management team and local presence with Pearson's global scale and education publishing and technology expertise.

John Fallon, chief executive of Pearson International Education, said: " We've sustained our involvement in Longman Nigeria for many years and are very pleased to be playing a bigger role in its future growth. Education has a vital role to play in Nigeria's continuing economic development. We will continue to invest in providing high quality textbooks and look to broaden our role into areas such as assessment and testing, teacher training and support and the application of technology to learning."

Ends

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith  +44(0)20 7010 2310

Signature

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                               PEARSON plc

Date:   07 August, 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary